

Entity Profile Information

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/10/2013
	EXEMPT FOREIGN FIRM APPROVED	06/13/1995

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/10/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/19/2012
NFA MEMBER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	06/13/1995
EXEMPT FOREIGN FIRM PENDING	06/05/1995

Outstanding Requirements

Annual Due Date: 6/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	5/16/1995	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	6/13/1995	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0469404	BLUEQUANT CAPITAL MANAGEMENT LLP	11/1/2013	1/18/2018
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	7/31/1997



Business Information

Name	NOMURA INTERNATIONAL PLC
Form of Organization	LIMITED LIABILITY COMPANY
Country	UNITED KINGDOM
Federal EIN	98-0179281
Business Address	
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone Number	+44 20 7102 1000
Fax Number	Not provided
Email	Not provided
Website/URL	WWW.NOMURA.COM
CRD/IARD ID	Not provided



Exempt Foreign Firm Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Exempt Foreign Firm Contact Address

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM



Other Names

Not provided



Location of Business Records

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 1 of 1



U.S. Address for the Production of Business Records

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Office Of	NOMURA GLOBAL FINANCIAL PRODUCTS, INC
Street Address 1	WORLDWIDE PLAZA 309 WEST 49TH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10019-7316



Principal Information

Individual Information

NFA ID	0515721
Name	ATKAR, NEETA AVNASH KAUR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-03-2019

NFA ID	0542935
Name	BARLOW, CHRISTOPHER COLIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2021

NFA ID	0499421
Name	BRITTON, JONATHAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-23-2017

NFA ID	0454869
Name	BUTLER, MARTIN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	09-30-2024

NFA ID	0539833
Name	DOYLE, AISLING MAIRE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-02-2021

NFA ID	0555174
Name	FALK, MAGNUS HENRY PETER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-18-2023

NFA ID	0542777
Name	FUGGLE, STEPHEN ANDREW
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0489342
Name	LEWIS, JONATHAN WAYNE
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-03-2015

NFA ID	0555765
Name	MAFFRE, PATRICE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-18-2023

NFA ID	0548585
Name	MOTOTANI, DAISUKE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-16-2022

NFA ID	0504462
Name	MURRAY, ROSEMARY CAROL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	06-23-2017

NFA ID	0543640
Name	OGURI, NAOYUKI
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-26-2022

NFA ID	0560016
Name	SCHOLAR, THOMAS WHINFIELD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2024

NFA ID	0559582
Name	STONE, JONATHAN PETER
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023

NFA ID	0492211
Name	TIERNEY, JOHN GERARD MARY
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2017

NFA ID	0497961
Name	TYCE, NATHANIEL JAMES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2023

Holding Company Information

NFA ID	0455943
Full Name	NOMURA EUROPE HOLDINGS PLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-29-2012



NFA

Non-U.S. Regulator Information

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	5/16/1995

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



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Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID   0264077      NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

❓ **Archived Criminal Disclosure Matter Summary**   ⌃

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



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Disciplinary Information - Regulatory Disclosure Matter Summary

---

NFA ID   0264077      NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

                 + Add DMP

Current Regulatory Disclosure Matter Summary (3 DMPs)

100   entries per page

Search: [ ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14844	05/02/2013	AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION ACTION				
	14846	12/19/2012	AUSTRALIAN INDEX ARBITRAGE SEP 2000				
	14847	12/19/2012	INTERNATIONAL EQUITY DERIVATIVES NOV 2009				

? Archived Regulatory Disclosure Matter Summary   ^

There are currently no archived DMPs.



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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary   ✏ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
     Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 25, 1997, THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION (ASIC) COMMENCED PROCEEDINGS IN THE FEDERAL COURT OF AUSTRALIA ALLEGING BREACHES OF VARIOUS PROVISIONS OF THE CORPORATIONS LAW AND THE TRADE PRACTICES ACT. ON OR ABOUT DECEMBER 1998 THE FEDERAL COURT OF AUSTRALIA MADE THEIR FINDINGS AND HANDED DOWN A JUDGMENT IN THESE PROCEEDINGS. FINALLY, ON OR ABOUT FEBRUARY 19, 1999, THE FEDERAL COURT MADE DECLARATIONS IN THE MATTER BROUGHT BY ASIC AGAINST NOMURA INTERNATIONAL PLC CONCERNING ITS CONDUCT IN CONNECTION WITH CLOSING OUT ITS ARBITRAGE POSITION ON MARCH 29, 1996.

DOCUMENTATION FOR THIS ACTION HAS BEEN PROVIDED TO THE NFA.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ☰ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
    Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK SECURITIES AND FUTURES AUTHORITY NOTICE SENT TO NFA

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

‹ Back to Summary   ✏ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION
❓ Regulatory/Civil Action initiated by:
    Name of Regulatory Body:

CASE INFORMATION
❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK FSA FINAL NOTICE SENT TO NFA

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosures

Viewed on October 21, 2024

NFA ID 0264077 NOMURA INTERNATIONAL PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



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Disciplinary Information - Financial Disclosure Matter Summary

NFA ID   [0264077]      NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

[100] entries per page

Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
J	14845	10/26/2021	UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK 10-5348	PENDING	6/2012	12/19/2012	

? Archived Financial Disclosure Matter Summary   ∧

There are currently no archived DMPs.



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Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each action.

Back to Summary Amend

Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: Show Question

☑ J

Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed: SOUTHERN DISTRICT OF NEW YORK
Case Number: 08-1789

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:
UNITED STATES BANKRUPTCY COURT

Court Location:
SOUTHERN DISTRICT OF NEW YORK

Case Number of Adversary Action:
10-5348

Adversary Action Status:
PENDING
Date Initiated:JUNE 2012

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

MATTER NAME MADOFF LITIGATION

MATTER DETAILS

NOMURA INTERNATIONAL PLC ("NIPLC") IS A DEFENDANT IN TWO ADVERSARY PROCEEDINGS BROUGHT BY THE TRUSTEE FOR LIQUIDATION OF BERNARD L. MADOFF INVESTMENT SECURITIES LLC ("BLMIS"). IN THE FIRST ADVERSARY PROCEEDING, THE TRUSTEE IS SEEKING AVOIDANCE AND RECOVERY OF PAYMENTS ALLEGEDLY MADE TO NIPLC BY FAIRFIELD SENTRY LTD. AND FAIRFIELD SIGMA LTD. (COLLECTIVELY, THE "FAIRFIELD FUNDS"). PICARD V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-5348 (BRL) (BANKR. S.D.N.Y.). THE FAIRFIELD FUNDS, NOW IN LIQUIDATION, WERE FEEDER FUNDS TO BLMIS. THE CLAIM IS FOR APPROXIMATELY $35 MILLION PLUS INTEREST. THE LIQUIDATOR OF THE FAIRFIELD FUNDS HAS ALSO BROUGHT AN ACTION TO RECOVER THE PAYMENTS MADE TO NIPLC BY THE FAIRFIELD FUNDS. FAIRFIELD SENTRY V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-3793 (BRL) (BANKR. S.D.N.Y.). IN THE SECOND ADVERSARY PROCEEDING, THE MADOFF TRUSTEE IS SEEKING RECOVERY OF

REDEMPTION PAYMENTS MADE BY HARLEY INTERNATIONAL (CAYMAN) LTD. ("HARLEY") TO NIPLC. PICARD V. NOMURA INTERNATIONAL PLC. ADV. PRO.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Registration Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

First Name	AARON
Last Name	CAPLAN
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 0152
Email	AARON.CAPLAN@NOMURA.COM



Enforcement/Compliance Communication Contact Information

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

First Name	JONATHAN
Last Name	STONE
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+4420 710 22339
Email	JONATHAN.STONE@NOMURA.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Accounting Contact

First Name	SALLY
Last Name	MCALLISTER
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Arbitration Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Compliance Contact

First Name	SALLY
Last Name	MCALLISTER
Title	EXECUTIVE DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 7102 3363
Email	SALLY.MCALLISTER@NOMURA.COM

Chief Compliance Officer Contact
First Name	JONATHAN
Last Name	STONE
Title	MANAGING DIRECTOR
Street Address 1	1 ANGEL LANE
City	LONDON
Zip/Postal Code	EC4R 3AB
Country	UNITED KINGDOM
Phone	+44 20 710 22339
Email	JONATHAN.STONE@NOMURA.COM



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NFA ID [0264077] [Enter]   NOMURA INTERNATIONAL PLC

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Entity Profile Information

Entity ID	02640	**NOMURA INTERNATIONAL PLC**	🔍		Form Message:		Filter
Sponsor ID	SPON		Clear		Start Date:		Clear
					End Date:		

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Search:

PROCESS DATE	SPONSOR ID	FORM MESSAGE		USER NAME
2024-05-31		ANNUAL REGISTRATION UPDATE FILED		MACKAYC1
2024-02-15		BUSINESS LOCATIONS CHANGED		CHOHANR6
2023-02-21		BUSINESS LOCATIONS CHANGED		MCALLISTERS1
2023-02-15		BUSINESS LOCATIONS CHANGED		MACKAYC1
2023-01-17		BUSINESS LOCATIONS CHANGED		MCCOURTC
2022-12-18		BUSINESS LOCATIONS CHANGED		MCALLISTERS1
2022-07-06		FEDERAL EIN CHANGED		MCCOURTC
2022-07-06		U.S. REGULATOR INFORMATION ADDED		MCCOURTC
2021-10-26		FIRM FINANCIAL DMP UPDATED - 14845		MCCOURTC
2021-09-29		BUSINESS LOCATIONS CHANGED		MCCOURTC

Showing 1 to 10 of 23 entries

« ‹ 1 2 3 › »



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Entity Profile Information

Entity ID	02640	NOMURA INTERNATIONAL PLC	🔍		Form Message:		Filter
Sponsor ID	SPON		Clear		Start Date:		Clear
					End Date:		

10   entries per page

Search:

PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2019-06-19		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	CAPLANA
2019-06-19		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	CAPLANA
2019-06-19		BUSINESS LOCATIONS CHANGED	CAPLANA
2017-06-21		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	JAYESURIAM1
2017-06-21		BUSINESS LOCATIONS CHANGED	JAYESURIAM1
2016-10-27		BUSINESS LOCATIONS CHANGED	NOLANL
2015-12-18		NON-U.S. REGULATOR INFORMATION UPDATED	ZHUZ1
2015-08-18		BUSINESS LOCATIONS CHANGED	NOLANL
2013-05-02		FIRM REGULATORY MATTER INFORMATION FILED	MARSHALLC1
2012-12-19		FIRM APPLICATION FILED	MARSHALLC1

Showing 11 to 20 of 23 entries

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Entity Profile Information

| Entity ID | 02640 | NOMURA INTERNATIONAL PLC | 🔍 |
| Sponsor ID | SPON | | Clear |

Form Message:		Filter
Start Date:		Clear
End Date:		

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Search:

PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2011-10-20		BUSINESS LOCATIONS CHANGED	NFICCDM
2011-10-20		BUSINESS LOCATIONS CHANGED	NFICCDM
2011-03-09		BUSINESS LOCATIONS CHANGED	NFRGSEO

Showing 21 to 23 of 23 entries

« ‹ 1 2 3 › »